Exhibit 21.1

Subsidiaries of the Company

Subsidiary	Country of Incorporation
Cypres Enterprises Corp.	Panama
Darien Compania Armadora S.A.	Panama
Marfort Navigation Company Limited	Cyprus
Darrit Shipping Company Inc.	Marshall Islands